                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM T-3

               FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                     UNDER THE TRUST INDENTURE ACT OF 1939


                       IMPERIAL CREDIT INDUSTRIES, INC.
                              (Name of applicant)

 23550 Hawthorne Boulevard, Building 1, Suite 110, Torrance, California 90505
                   (Address of principal executive offices)

         Securities to be Issued Under the Indenture to be Qualified:

          Title of Class                                   Amount
          --------------

  12% Senior Secured Notes due 2005          Up to approximately $169,354,350


                    Approximate date of proposed Exchange:
                                 June 30, 2001

            Name and address of agent for service:                                      with a copy to:

                       H. Wayne Snavely                                                 James R. Walther
       Chairman, President and Chief Executive Officer                                Mayer, Brown & Platt
               Imperial Credit Industries, Inc.                                      350 South Grand Avenue
       23550 Hawthorne Boulevard, Building 1, Suite 110                                    25th Floor
                  Torrance, California 90505                                     Los Angeles, California 90071
                        (310) 373-1704                                                    (213) 229-9500


--------------------------------------------------------------------------------

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

                                    GENERAL

1.   General Information.  Furnish the following information as to the
     -------------------
applicant:

  (a)  Form of organization.

       A corporation

  (b)  State or other sovereign power under the laws of which organized.

       California

2.   Securities Act exemption applicable. State briefly the facts relied upon by
     -----------------------------------
the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

     Imperial Credit Industries, Inc., a California corporation (the "Company"), will offer, upon the terms and subject to the conditions set forth in the Exchange Circular and Consent Solicitation dated May 10, 2001 (the "Exchange Circular and Consent Solicitation") and the accompanying Consent and Letter of Transmittal (the "Consent and Letter of Transmittal") to exchange (the "Exchange offer") its 12% Senior Secured Notes due 2005 in an aggregate principal amount to be determined in the manner set forth in the Exchange Circular and Consent Solicitation (the "Exchange Notes"), up to 2,000,000 shares of its common stock, no par value per share (the "Common Stock"), and warrants to purchase up to 7,000,000 shares of Common Stock at a price of $2.15 per share (the "Debt Exchange Warrants" and, together with the Exchange Notes and the Common Stock, the "New Securities"), for any and all of its $10,932,000 aggregate principal amount outstanding 9.75% Senior Notes due January 15, 2004 (the "Old Junior Notes"), for any and all of its $165,939,000 aggregate principal amount outstanding 9.875% Series B Senior Notes due January 15, 2007 (the "Old Senior Notes") and for any and all of the $41,035,000 aggregate liquidation amount outstanding Remarketed Redeemable Par Securities, Series B (the "ROPES" and, together with the Old Junior Notes and the Old Senior Notes, the "Old Notes"), of Imperial Credit Capital Trust I, a Delaware statutory business trust all of whose beneficial ownership interests are indirectly owned by the Company (the "Trust"), from the registered holders thereof.

     Concurrently with the Exchange Offer, the Company proposes to solicit consents (the "Consent Solicitation" and, together with the Exchange Offer, the "Exchange Offer and Consent Solicitation") from the holders of Old Senior Notes and ROPES to certain proposed amendments to (a) the Indenture dated as of January 23, 1997 (as amended pursuant to a certain First Supplemental Indenture dated as of March 29, 2001), between the Company and The Chase Manhattan Bank and Trust Company, National Association, as successor to The Chase Trust Company, formerly known as Chemical Trust Company of California, as trustee, pursuant to which the Old Senior Notes were issued, and (b) the Indenture, dated as of June 9, 1997, between the Company and The Chase Manhattan Bank and Trust Company, National Association, as successor to The Chase Trust Company of California, as trustee, pursuant to which the Resettable Rate Debentures, Series B due June 15, 2032 of the Trust were issued, as supplemented by a certain First Supplemental Indenture dated as of March 29, 2001.

     The Exchange Offer and Consent Solicitation will be made exclusively to the holders of the Company's Old Junior Notes and Old Senior Notes and to holders of the Trust's ROPES. The Trust is a special purpose subsidiary whose ROPES are unconditionally guaranteed as to principal and interest by the Company, which has no economic substance or operations independent from the Company, and which was formed exclusively to act as a financial entity. The Company will not pay any commission or other renumeration, directly or indirectly, to any person for soliciting such Exchange Offer and Consent Solicitation. Accordingly, the issuance of the New Securities pursuant to the Exchange Offer and Consent Solicitation will be exempt from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"), by virtue of the exemption provided by
Section 3(a)(9) thereunder.

     In addition, on March 29, 2001, the Company consummated a private placement (the "Senior Secured Private Placement") of $16,200,000 aggregate principal amount of its 12% Senior Secured Notes due April 30, 2002 (the "Senior Secured Debt"). Subject to the occurrence of certain conditions (including the consummation of the Exchange Offer), all of the Senior Secured Debt sold in connection with the Senior Secured Private Placement will be automatically exchanged for $18,200,000 aggregate principal amount of Exchange Notes, 249,052 shares of Common Stock and Debt Exchange Warrants to purchase up to an additional 871,681 shares of Common Stock (the "Initial Secured Debt Exchange"). The Initial Secured Debt Exchange will be made exclusively to holders of the Company's Senior Secured Debt, and the Company will not pay any commission or other renumeration, directly or indirectly, to any person in connection with the Initial Secured Debt Exchange. Accordingly, the issuance of the Exchange Notes, Common Stock and Debt Exchange Warrants pursuant to the Initial Secured Debt Exchange will be exempt from the registration requirements of the 1933 Act by virtue of the exemption provided by Section 3(a)(9) thereunder.

     Purchasers of Senior Secured Debt who receive Exchange Notes in the Initial Secured Debt Exchange will have the right during the period following the Initial Secured Debt Exchange and ending on March 31, 2002 to exchange all or a portion of their Exchange Notes for Common Stock, Debt Exchange Warrants and the Company's 12% Secured Convertible Subordinated Debt (the "Convertible
Subordinated Debt").   Purchasers of Senior Secured Debt who receive Exchange
Notes in the Initial Secured Debt Exchange and who do not exchange their Exchange Notes for Common Stock, Debt Exchange Warrants and Convertible Subordinated Debt will be entitled to receive up to $5,000,000 in aggregate principal amount of additional Exchange Notes in connection with the sale of their Exchange Notes if the Exchange Notes are not trading at specified prices at the time of sale or, under certain circumstances, are not sold at such prices. The additional Exchange Notes issued as described in this paragraph will be exempt from the registration requirements of the 1933 Act by virtue of the exemption provided by Section 4(2).

     There has not been nor will there be any sales of New Securities by the Company by or through an underwriter at or about the same time as the Exchange Offer and Consent Solicitation and the Initial Secured Debt Exchange.

     The Company has retained Imperial Capital, LLC ("Imperial") as its financial advisor in connection with its recapitalization plan (as described in the Exchange Circular and Consent Solicitation). Imperial has not been retained to solicit any tenders pursuant to the Exchange Offer and Consent Solicitation. For its services as financial advisor, Imperial is entitled to receive (i) a fixed fee which is payable upon the completion of the entire recapitalization plan and (ii) a fee based on the percentage of certain securities issued as part of the recapitalization plan (other than the securities issued in the Exchange Offer and Consent Solicitation). In addition, Imperial is to be reimbursed for certain out-of-pocket expenses.

     The Company has not retained any dealer-manager or similar agent in connection with the Exchange Offer and Consent Solicitation and will not make any payments to brokers, dealers or others for soliciting acceptances of the Exchange Offer and Consent Solicitation. The Company will, however, pay The Chase Manhattan Bank and Trust Company, National Association, as Exchange Agent and Information Agent reasonable and customary fees for their services and will reimburse them for their reasonable out-of-pocket expenses in connection therewith. The Company will also reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in forwarding copies of the Exchange Circular and Consent Solicitation and related documents to the beneficial owners of Old Notes and in handling or forwarding tenders on behalf of their customers.

     Officers, directors and employees of the Company may engage in the solicitation of holders of Old Notes in connection with the Exchange Offer and Consent Solicitation, but such employees will receive no additional compensation for such activities.

     No cash payment has been or will be made by any holder of Old Notes or Senior Secured Debt in connection with the issuance of the New Securities pursuant to the Exchange Offer and Consent Solicitation and the Initial Secured Debt Exchange other than payment of any applicable taxes in accordance with the terms of the Exchange Circular and Consent Solicitation and the Consent and Letter of Transmittal provided to holders of Old Notes in connection with the Exchange Offer and Consent Solicitation.

                                 AFFILIATIONS

3.   Affiliates.  Furnish a list or diagram of all affiliates of the applicant
     ----------
and indicate the respective percentages of voting securities or other bases of control.

      Affiliates of Imperial Credit Industries, Inc. as of April 30, 2001
      -------------------------------------------------------------------

                                                       Jurisdiction of                     Percent
              Affiliate                         Incorporation or Organization             Ownership
              ---------                         -----------------------------             ---------
Imperial Credit Industries, Inc.                         California

  Imperial Credit Capital Trust I                        Delaware                            100%

  Southern Pacific Bank                                  California                          100%

     Imperial Warehouse Finance, Inc.                    California                          100%

  Imperial Credit Asset Management, Inc.                 California                          100%

  Imperial Business Credit, Inc.                                    California                         100%

  Imperial Credit Commercial Asset Management Corp.                 California                         100%

  Imperial Credit Advisors, Inc.                                    California                         100%

  Imperial Credit Worldwide, Ltd.                                   California                         100%

  ICII Ventures, Inc.                                               California                         100%

  Skypark Capital Management, Inc.                                  Delaware                           100%

  Imperial Credit Asset Resolution, Inc.                            California                         100%

  Corona Film Finance Fund, LLC                                     Delaware                            92%

  Imperial Credit Commercial Mortgage Investment Corporation        Maryland                           100%

     P.V. Terraces, Inc.                                            California                         100%

     L.V. Atrium, Inc.                                              California                         100%

     Oceanside Mission Marketplace, Inc.                            California                         100%

  Auto Marketing Network, Inc.                                      Delaware                           100%

  Imperial Credit Investment Corp.                                  California                         100%

                            MANAGEMENT AND CONTROL

4.   Directors and executive officers.  List the names and complete mailing
     --------------------------------
addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

     Directors.  Listed below is the name of each director of the Company and
     ---------
all offices of the Company held by such person. The mailing address of each such person is c/o Imperial Credit Industries, Inc., 23550 Hawthorne Boulevard, Building 1, Suite 110, Torrance, California 90505.

Name                                  Position with the Company
----                                  -------------------------
H.Wayne Snavely                       Chairman of the Board, President and Chief Executive Officer; Director
Brad S. Plantiko                      Executive Vice President and Chief Financial Officer; Director
Robert S. Muehlenbeck                 Director
James P. Staes                        Director
Michael McGuire                       Director

     Executive Officers.  Listed below is the name of each executive officer of
     ------------------
the Company held by each such person. The mailing address of each such person is c/o Imperial Credit Industries, Inc., 23550 Hawthorne Boulevard, Building 1, Suite 110, Torrance, California 90505.

Name                                  Position with the Company
----                                  -------------------------
H.Wayne Snavely                       Chairman of the Board, President and Chief Executive Officer
Brad S. Plantiko                      Executive Vice President and Chief Financial Officer
Irwin L. Gubman                       General Counsel and Secretary
Paul B. Lasiter                       Senior Vice President and Controller

5.   Principal owners of voting securities. Furnish the following information as
     -------------------------------------
to each person owning 10 percent or more of the voting securities of the applicant.

                             As of April 30, 2001

       Name and Complete                        Title of                                  Percentage of Voting
        Mailing Address                       Class Owned                 Amount Owned      Securities Owned
        ---------------                       -----------                 ------------      ----------------
  Wallace R. Weitz & Company      Common Stock, no par value per share  7,410,400 shares           21.6%

                                 UNDERWRITERS

6.   Underwriters.  Give the name and complete mailing address of (a) each
     ------------
person who within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

     (a)  None.

     (b) Except as described above, the Exchange Notes are offered by the Company exclusively to the holders of the Company's Old Junior Notes and Old Senior Notes, to holders of the Trust's ROPES and to holders of the Company's Senior Secured Debt, all in exchange for New Securities pursuant to Section 3(a)(9) under the 1933 Act. The Trust is a special purpose subsidiary whose ROPES are unconditionally guaranteed as to principal and interest by the Company, which has no economic substance or operations independent from the Company, and which was formed exclusively to act as a financial entity. For the foregoing reasons, the Company has not and will not retain an underwriter with respect to the issuance of the Exchange Notes.

                              CAPITAL SECURITIES

7.   Capitalization.
     --------------

     (a) Furnish the following information as to each authorized class of securities of the applicant.

                            As of April 30, 2001/1/

                Title of Class                              Amount Authorized    Amount Outstanding
                --------------                              -----------------    ------------------
Common Stock, no par value per share                          80,000,000 shares    32,096,361 shares
Preferred Stock                                                8,000,000 shares           --
9.75% Senior Notes due January 15, 2004                     $ 90,000,000         $ 10,932,000
9.875% Series B Senior Notes due January 15, 2007           $200,000,000         $165,939,000
Resettable Rate Debentures, Series B due June 15, 2002      $ 72,165,000         $ 41,035,000
12% Senior Secured Notes due 2002                           $ 16,200,000         $ 16,200,000

________________________

/1/ In addition, the Company grants stock options under the employee benefit plans of the Company and its subsidiaries.

     (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

     All shares of common stock are identical and have one vote.


     On October 2, 1998, the board of directors of the Company authorized a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock. The dividend was payable on October 12, 1998 to the stockholders of record at the close of business on that date. Each Right entitles the registered holder of such Right to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.0001 per share, of the Company (the "Preferred Shares") at a price of $40 per one one-hundredth of a Preferred Share, subject to adjustment. The description and terms of the Rights are set forth in an Agreement (the "Rights Agreement") between the Company and U.S. Stock Transfer Corporation.

     Upon issuance, each Preferred Share will have 100 votes, voting together with the shares of Common Stock. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The terms of the Rights Agreement and the Rights are more fully described in the Company's Current Report on Form 8-K, filed with the Commission on October 5, 1998.

                             INDENTURE SECURITIES

8.   Analysis of indenture provisions.  Insert at this point the analysis of
     --------------------------------
indenture provisions required under section 305(a)(2) of the Act.

     The Exchange Notes will be issued under an Indenture between the Company and The Chase Manhattan Bank and Trust Company, National Association, as Trustee (the "Indenture"). The following summaries of certain provisions of the Exchange Notes and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Unless defined elsewhere in this application, capitalized terms used below have the definitions ascribed to them in the Indenture. Section numbers below refer to provisions of the Indenture.

     (a)  Default under the Indenture
          ---------------------------

     The Indenture provides that each of the following constitutes an Event of
Default: (1) default for 30 days in the payment when due of interest on the Exchange Notes; (2) default in payment when due of the principal of or premium, if any, on the Exchange Notes; (3) failure by the Company for 60 days after notice from the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding Exchange Notes to comply with any of its other covenants, agreements or warranties in the Indenture, the Exchange Notes and the Security Documents; (4) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company (or the payment of which is guaranteed by the Company) whether such Indebtedness or guarantee existed on the date of, or is created after the date of, the Indenture which results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness the maturity of which has been so accelerated, aggregates $5.0 million or more; (5) failure by the Company or any of its Significant Subsidiaries to pay final judgments in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; (6) other than as permitted under the Security Documents or the terms of the Indenture, any of the Security Documents cease to be in full force and effect, or any of the Security Documents cease to give the Trustee the Security Interests, rights, powers and privileges purported to be created thereby, or any Security Document is declared null and void, or the Company shall deny or disaffirm any of its obligations under any Security Document or any Collateral becomes subject to any Lien other than Permitted Liens; and (7) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries.

     If any Event of Default (other than an Event of Default under clause (7) above with respect to the Company or any Significant Subsidiary) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Exchange Notes, by notice to the Trustee and the Company, may declare all the Exchange Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency described in clause (7) above, with respect to the Company or any Significant Subsidiary, all outstanding Exchange Notes will become due and payable without further action or notice. If an Event of Default exists solely by reason of an acceleration of Indebtedness under clause (4) above, and such acceleration is rescinded by the holders of such Indebtedness affected thereby in accordance with the terms of the Indenture, such Event of Default shall cease to exist. Holders of the Exchange Notes may not enforce the Indenture or the Exchange Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Exchange Notes may direct the Trustee in its exercise of any trust or power.

     The Trustee may withhold from Holders of the Exchange Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

     (b)  Authentication and Delivery; Application of Proceeds
          ----------------------------------------------------

     The Trustee will, upon a written order of the Company, which may be delivered from time to time, signed by two Officers, authenticate Exchange Notes for original issue up to $169,354,350 in aggregate principal amount. An Exchange Note will not be valid until authenticated by the manual signature of the Trustee. Only Exchange Notes authenticated by the Trustee will be entitled to the benefits of the Indenture or be valid. The Trustee's manual signature shall be conclusive evidence that the Exchange Note has been authenticated under the Indenture.

     The Company will not receive any proceeds from the issuance and authentication of the Exchange Notes.

     (c)  Release or Substitution of Property
          -----------------------------------

     Under the Security Agreement, the Collateral will be released only upon the payment in full of the obligations secured by the Security Agreement. However the Company shall have the right, at any time and from time to time, to obtain a release of Collateral upon the exchange of other Collateral for such Collateral in accordance with the terms of the Security Agreement.

     (d)  Satisfaction and Discharge
          --------------------------

     The Indenture (except for certain specified surviving obligations including, among other things, the Company's obligation to pay the principal of and interest on the Exchange Notes) will be discharged and canceled upon the satisfaction of certain conditions, including the payment of all the Exchange Notes or the deposit with the Trustee of cash and/or certain other government-backed securities sufficient for such payment or redemption in accordance with the Indenture and the terms of the Exchange Notes.

     (e)  Evidence of Compliance
          ----------------------

     The Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, an Officer's Certificate stating that a review of the activities of the Company and its subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officer with a view to determining whether each has kept, observed, performed and fulfilled in all respects its obligations under this Indenture and further stating, as to such Officer signing such certificate, that to the best of such Officer's knowledge each has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in any respect in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default has occurred, describing all such Defaults or Events of Default of which the signing Officer may have knowledge and what action each is taking or proposes to take with respect thereto).

     So long as any of the Exchange Notes are outstanding, the Company is required to deliver to the Trustee, within five days after becoming aware of (i) any Default or Event of Default or (ii) any event of default under any other mortgage, indenture or instrument as described in Section 6.01(iv) of the Indenture which permits an acceleration that could become an Event of Default, an Officer's Certificate specifying such Default, Event of Default or event of default and what action the Company is taking or proposes to take with respect thereto.

9.   Other obligors.  Give the name and complete mailing address of any person,
     --------------
other than the applicant, who is an obligor upon the indenture securities.

     None.

     Contents of application for qualification. This application for qualification comprises --

     (a)  Pages numbered 1 to 9, consecutively.

     (b) The statement of eligibility and qualification on Form T-1 of The Chase Manhattan Bank and Trust Company, National Association, as Trustee under the Indenture to be qualified with respect to the Exchange Notes.

     (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee:

          Exhibit T3A.   A copy of the Articles of Incorporation of the Company,
                         as amended date (Incorporated by reference to the Company's Registration Statement on Form S-1 (File No.
                         33-45606) and Amendments No. 1, 2 and 3 filed to with the Commission on February 10, 1992, April 20, 1992,
                         May 7, 1992 and May 18, 1992, respectively).

          Exhibit T3B.   A copy of the Bylaws of the Company as currently in
                         effect (Incorporated by reference to the Company's
                         Registration Statement on Form S-1 (File No. 33-45606) and Amendments No. 1,

                         2 and 3 filed to with the Commission on February 10, 1992, April 20, 1992, May 7, 1992 and May 18, 1992,
                         respectively).

          Exhibit T3C.   Form of Indenture between the Company and The Chase
                         Manhattan Bank and Trust Company, National Association.

          Exhibit T3D.   Not applicable.

          Exhibit T3E.   Exchange Circular and Consent Solicitation dated May
                         10, 2001 and the related Consent and Letter of Transmittal, Notice of Guaranteed Delivery, Letter to
                         Holders of Securities in Physical Form, Letter to DTC
                         Participants, Letter to Beneficial Owners and
                         Guidelines for Certification of Taxpayer Identification
                         Number on Substitute Form W-9.

          Exhibit T3F.   See the Cross-Reference Table contained in the
                         Indenture attached as Exhibit T3C.

                      ___________________________________

                                   SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Imperial Credit Industries, Inc., a corporation organized and existing under the laws of California, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Torrance, and State of California, on the 10th day of May, 2001.


(SEAL)                                 IMPERIAL CREDIT INDUSTRIES, INC.

                                    By       /s/ Brad S. Plantiko
                                       _________________________________
                                                     (Name)

                                         Executive Vice President and
                                            Chief Financial Officer
                                       _________________________________
                                                     (Title)

Attest:

By        /s/ Irwin L. Gubman
   __________________________________
                 (Name)

     General Counsel and Secretary
   __________________________________
                (Title)

                                                                       CONFORMED

        -------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                          ---------------------------

                                   FORM T-l

                           STATEMENT OF ELIGIBILITY
                   UNDER THE TRUST INDENTURE ACT OF 1939 OF
                  A CORPORATION DESIGNATED TO ACT AS TRUSTEE

                          ---------------------------

         CHASE MANHATTAN BANK AND TRUST COMPANY, NATIONAL ASSOCIATION
              (Exact name of trustee as specified in its charter)

CALIFORNIA                                                94-2926573
(State of incorporation                                   I.R.S. employer
if not a national bank)                                   identification No.)

101 California Street, Suite #2725
San Francisco, California                                 94111
(Address of principal executive offices)                  (Zip Code)


                          ---------------------------

                       IMPERIAL CREDIT INDUSTRIES, INC.
              (Exact name of obligor as specified in its charter)

CALIFORNIA                                                95-40544791
(State or other jurisdiction of                           (I.R.S. employer
incorporation or organization)                            identification No.)

23550 Hawthorne Boulevard, Building 1, Suite 110
Torrance, California                                      90505
(Address of principal executive offices)                  (Zip Code)

                          ---------------------------
                       12% Senior Secured Notes due 2005
                      (Title of the indenture securities)
                          ---------------------------

                                    GENERAL

Item 1.    General Information.

           Furnish the following information as to the trustee:

       (a) Name and address of each examining or supervising authority to which it is subject.

           Comptroller of the Currency, Washington, D.C.
           Board of Governors of the Federal Reserve System, Washington, D.C.

       (b) Whether it is authorized to exercise corporate trust powers.

           Yes.

Item 2.    Affiliations with the Obligor.

       If the obligor is an affiliate of the trustee, describe each such affiliation.

       None.

Item 4.    Trusteeships under Other Indentures

       a)  Title of the securities outstanding under each such other indenture.

           $ 20,174,000 9 3/4% Senior Notes due January 15, 2004 issued under Indenture dated as of January 31, 1994.

           $200,000,000 9 7/8% Series B Senior Notes due 2007 issued under Indenture dated as of January 23, 1997.

           $70,000,000 Remarketed Redeemable Par Securities, Series B (ROPES) issued under Indenture dated as of June 9, 1997.

       b) A brief statement of the facts relied upon as a basis for the claim that no conflicting interest within the meaning of Section 310 (b) (1) of the Act arises as a result of the trusteeship under any such other indenture, including a statement as to how the indenture securities will rank as compared with the securities issued under such other indenture.

           The Trustee is not deemed to have a conflicting interest within the meaning of Section 310 (b) (1) of the Act because the indenture securities referenced in (a) above (the "Prior Securities") are not in default and rank equally.

Item 16.    List of Exhibits

       List below all exhibits filed as a part of this Statement of Eligibility.

          1.  Articles of Association of the Trustee as now in effect (see
Exhibit 1 to Form T-1 filed in connection with Registration Statement No. 333-41329, which is incorporated by reference).

          2. A copy of the Certificate of Authority of the Trustee to Commence Business (See Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 333-41329, which is incorporated by reference).

          3. Authorization to exercise corporate trust powers (Contained in Exhibit 2).

          4. A copy of the existing By-Laws of the Trustee (see Exhibit 4 to Form T-1 filed in connection with Registration Statement No. 333-41329, which is incorporated by reference).

          5.  Not applicable.

          6. The consent of the Trustee required by Section 21(b) of the Act (See Exhibit 6 to Form T-1 filed in connection with Registration Statement No. 333-41329, which is incorporated by reference).

          7. A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority.

          8.  Not applicable.

          9.  Not applicable.


                                   SIGNATURE

          Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Chase Manhattan Bank and Trust Company, National Association, a corporation organized and existing under the laws of the State of California, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of San Francisco and State of California, on the 10th day of May, 2001.

                                        CHASE MANHATTAN BANK AND TRUST COMPANY,
                                        NATIONAL ASSOCIATION



                                        By  /s/ Hans H Helley
                                          -------------------------------
                                             HANS H HELLEY
                                             Vice President

Exhibit 7.       Report of Condition of the Trustee.
================================================================================


Consolidated Report of Condition of  Chase Manhattan Bank and Trust
                                   --------------------------------
                                                  (Legal Title)
Company, N. A.
--------------------


Located at   1800 Century Park East, Ste. 400   Los Angeles,
            ----------------------------------------------------
                        (Street)                       (City)

             CA                 90067
            -------------------------------
            (State)              (Zip)

as of close of business on        March 31, 2001
                               --------------------

================================================================================
================================================================================
ASSETS  DOLLAR AMOUNTS IN THOUSANDS


1.  Cash and balances due from depository institutions (from Schedule RC-A):
         a. Noninterest-bearing balances and currency and coin (1)                            2,438
         b. Interest bearing balances (2)                                                         0
2.  Securities:
         a. Held-to-maturity securities (from Schedule RC-B, column A)                            0
         b. Available-for-sale securities (from Schedule RC-B, column D)                        671
3.  Federal Funds sold and securities purchased agreements to resell                         60,850
4.  Loans and lease financing receivables (from Schedule RC-C):
         a. Loans and leases held for sale                                                        0
         b. Loans and leases, net of unearned income                                            471
         c. LESS: Allowance  for loan and lease losses                                            0
         d. Loans and leases, net of unearned income and allowance (item 4.b minus 4.c)         471
5.  Trading assets (from Schedule RC-D)                                                         N/A
6.  Premises and fixed assets (including capitalized leases)                                    217
7.  Other real estate owned (from Schedule RC-M)                                                  0
8.  Investments in unconsolidated subsidiaries and associated companies (from Schedule RC-M)      0
9.  Customers' liability to this bank on acceptances outstanding                                  0
10. Intangible assets
         a. Goodwill                                                                             21
         b. Other intangible assets (from Schedule RC-M)                                        560
11.  Other assets (from Schedule RC-F)                                                        2,460
12.         TOTAL ASSETS (sum of items 1 through 11)                                         67,688

-------------
(1)  Includes cash items in process of collection and unposted debits.
(2)  Includes time certificates of deposit not held for trading.

LIABILITIES

13.   Deposits:
          a. In domestic offices (sum of totals of columns A and C from
              Schedule RC-E)                                                                           33,383
              (1) Noninterest-bearing (1)                                               10,919
              (2) Interest-bearing                                                      22,464
          b. In foreign offices, Edge and Agreement subsidiaries, and IBF'
              (1) Noninterest-bearing                                                                    N/A
              (2) Interest-bearing                                                                       N/A
14. Federal funds purchased and securities sold under agreements to
    repurchase                                                                                             0
15. Trading liabilities (from Schedule RC-D)                                                               0
16. Other borrowed money (includes mortgage indebtedness and
    obligations under capitalized leases) (from Schedule RC-M):                                            0
17. Not applicable
18. Bank's liability on acceptances executed and outstanding                                               0
19. Subordinated notes and debentures (2)                                                                  0
20. Other liabilities (from Schedule RC-G)                                                             6,303
21. Total liabilities (sum of items 13 through 20)                                                    39,686
22. Minority interest in consolidated subsidiaries                                                         0

EQUITY CAPITAL

23. Perpetual preferred stock and related surplus                                                          0
24. Common stock                                                                                         600
25. Surplus (exclude all surplus related to preferred stock)                                          13,169
26.       a. Retained earnings                                                                        14,233
          b. Accumulated other comprehensive income (3)                                                    0
27. Other equity capital components (4)                                                                    0
28. Total equity capital (sum of items 23 through 27)                                                 28,002
29. Total liabilities, minority interest, and equity capital (sum of
    items 21, 22, and 28)                                                                             67,688


Memorandum

   To be reported with the March Report of Condition.
   1. Indicate in the box at the right the number of the statement below that best describes the most comprehensive level of auditing work performed for
      the bank by independent external auditors as of any date during 2000                                 2

-------------
(1) Includes total demand deposits and noninterest-bearing time and savings deposits.
(2)  Includes limited-life preferred stock and related surplus.
(3) Includes net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, and minimum pension liability adjustments.
(4)  Includes treasury stock and unearned Employee Stock Ownership Plan shares.